UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NETSCOUT SYSTEMS, INC.
 (Name of Issuer)

Common Stock
 (Title of Class of Securities)

64115T104
 (CUSIP Number)

December 31, 2018
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ] Rule 13d-1(b)

[    ] Rule 13d-1(c)

[    ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 5 Pages

CUSIP No. 64115T104	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
TURTLE CREEK ASSET MANAGEMENT INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,971,146

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
1,971,146

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,971,146

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.5% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI

(1)	Based on 77,704,724 Shares outstanding as of October 31, 2018, according to the Issuer’s quarterly report on Form 10-Q, filed on November 8, 2018.

Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

NetScout Systems, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

310 Littleton Road, Westford, MA 01886

Item 2(a).	Name of Person Filing

This statement on Schedule 13G is being filed by Turtle Creek Asset Management Inc. (“Turtle Creek”).

This statement on Schedule 13G is being filed pursuant to Rule 13d-1(b) under the Act. Turtle Creek has determined that it was eligible to rely on Rule 13d-1(b) for its original Schedule 13G regarding the Shares (which was filed under Rule 13d-1(c) on November 6, 2017), as well as Amendment No. 1 (which was filed under Rule 13d-1(c) on February 9, 2018).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Scotia Plaza, 40 King Street West, Suite 5100, Toronto, Ontario M5H 3Y2 Canada

Item 2(c).	Citizenship:

Canada

Item 2(d).	Title of Class of Securities:

Common Stock (the “Shares”)

Item 2(e).	CUSIP Number:

64115T104

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(j) [X]  A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J)

If filing in accordance with  Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:  investment advisor

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2018, Turtle Creek may be deemed the beneficial owner of 1,971,146 Shares.

Item 4(b)	Percent of Class:

As of December 31, 2018, Turtle Creek may be deemed the beneficial owner of approximately 2.5% of Shares outstanding. (There were 77,704,724 Shares outstanding as of October 31, 2018, according to the Issuer’s quarterly report on Form 10-Q, filed on November 8, 2018.)

Page 4 of 5 Pages

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	1,971,146
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	1,971,146
(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Turtle Creek holds the Shares reported herein for the benefit of unit holders of mutual funds managed by Turtle Creek, none of whom is known to Turtle Creek to have an interest of more than 5 percent of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to investment fund managers and portfolio managers registered with the Ontario Securities Commission is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

Page 5 of 5 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

TURTLE CREEK ASSET MANAGEMENT INC.

By:	/s/ Lisa Shostack
Name: Lisa Shostack
Title: General Partner